LKA Gold Incorporated
3724 47th Street Ct. NW
Gig Harbor, WA 98335
(253) 514-6661
www.lkagold.com

Ms. Tia L. Jenkins                                                                            Via E-mail
Senior Assistant Chief Accountant
Securities And Exchange Commission
Washington, D.C. 20549

Re: Responses to your comment letter dated July 23, 2014 concerning LKA Gold Incorporated

File No. 000-17106

Dear Ms. Jenkins,

Please find my response to your comments below, in the order you presented them.

1.
As you know, in response to prior comment 6, we provided disclosure that will be included in future filings.  In response to comment 1 in your July 23, 2014, letter, we have now added the following as a final sentence to the disclosure provided prior hereto:  “To reemphasize, we explicitly state that we have no reserves and that as a result there is no basis for reliance upon the continued generation of revenue.”

2.
Please note that the errors were in the disclosure of extracted ounces mined, not in the calculated and reported revenue.  There were no affects to any reported amounts in the financial statements as these amounts were reported based on collected revenues and not a calculation dependent upon the improperly reported number of tons and ounces extracted.

3.
The error in question was caught by the me when I was updating the “Golden Wonder Ore Shipments” and “Issuer Presentation” documents on the Company’s website. This is something we routinely do within 5-10 business days of a regularly scheduled filing. I personally, but inaccurately, calculated these numbers and submitted them to legal counsel prior to filing. This is the first time I missed it…possibly, because these numbers do not have a direct correlation to the financial statements they were not caught by others involved in the process. We will implement a new “review procedure” by our controller, at the “process level” to ensure this error does not re-occur.

We hope that you will find our responses to your comments adequate and complete. If you have further concerns or comments please contact me directly.

 Sincerely,

/s/ Kye Abraham

Kye Abraham
President